SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

BlackLine, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

09239B 109

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09239B 109

1.	Names of Reporting Persons. Therese Tucker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Ms. Tucker is a U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,447,979[1]
	6.	Shared Voting Power 1,409,193[2]
	7.	Sole Dispositive Power 3,447,979[1]
	8.	Shared Dispositive Power 1,409,193[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,857,172[1,2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.0%[3]
12.	Type of Reporting Person (See Instructions) IN

1

Consists of (i) 134,443 shares of Common Stock held by the Reporting Person; (ii) 80,531 shares of Common Stock issuable pursuant to restricted stock units that are subject to vesting conditions that may be satisfied within 60 days of December 31, 2023; (iii) 468,546 shares of Common Stock subject to options which are exercisable within 60 days of December 31, 2023; (iv) 577,200 shares of Common Stock held by the Isaac Tucker 2012 Irrevocable Gift Trust; (v) 577,200 shares of Common Stock held by the Roseanna Tucker 2012 Irrevocable Gift Trust; (vi) 1,509,881 shares of Common Stock held by the Brian and Therese Tucker Living Trust; and (vii) 100,178 shares of Common Stock held by the Brian and Therese Tucker Charitable Remainder Trust.

2

Consists of (i) 874,128 shares of Common Stock held by the Tucker Legacy Trust, dated 12/30/2014; (ii) 54,074 shares of Common Stock held by the Claire Seimetz 2015 Trust; (iii) 250,916 shares of Common Stock held by the Tucker-Seimetz Safety Net Trust; (iv) 100,178 shares of Common Stock held by the Tucker Family CLAT; and (v) 129,897 shares of Common Stock held by the Tucker Legacy Trust II.

3	The percentage is calculated using 60,515,105 shares of Common Stock issued and outstanding as of December 31, 2023.

Item 1.

(a)	Name of Issuer: BlackLine, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 21300 Victory Boulevard, 12th Floor, Woodland Hills, CA 91367

Item 2.

(a)	Names of Person Filing: Therese Tucker

(b)	Address of Principal Business Office or, if none, Residence: The principal business address of the Reporting Person is: 21300 Victory Boulevard, 12th Floor, Woodland Hills, CA 91367

(c)	Citizenship: Ms. Tucker is a U.S. Citizen

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

(e)	CUSIP Number: 09239B 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78c).

(b)	☐	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C 78c).

(c)	☐	Insurance Company as defined in Section 3(a) (19) of the Act (15 U.S.C 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	Investment Adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with SS 240. 13d-1(b) (ii) (F);

(g)	☐	Parent Holding Company or Control Person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940(15 U.S.C 80a-3);

(j)	☐	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,857,172[1,2]

(b)	Percent of class: 8.0%[3]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 3,447,979[1]

(ii)	Shared power to vote or to direct the vote 1,409,193[2]

(iii)	Sole power to dispose or to direct the disposition of 3,447,979[1]

(iv)	Shared power to dispose or to direct the disposition of 1,409,193[2]

1

Consists of (i) 134,443 shares of Common Stock held by the Reporting Person; (ii) 80,351 shares of Common Stock issuable pursuant to restricted stock units that are subject to vesting conditions within 60 days of December 31, 2023; (iii) 468,546 shares of Common Stock subject to options which are exercisable within 60 days of December 31, 2023; (iv) 577,200 shares of Common Stock held by the Isaac Tucker 2012 Irrevocable Gift Trust; (v) 577,200 shares of Common Stock held by the Roseanna Tucker 2012 Irrevocable Gift Trust; (vi) 1,509,881 shares of Common Stock held by the Brian and Therese Tucker Living Trust; and (vii) 100,178 shares of Common Stock held by the Brian and Therese Tucker Charitable Remainder Trust.

2

Consists of (i) 874,128 shares of Common Stock held by the Tucker Legacy Trust, dated 12/30/2014; (ii) 54,074 shares of Common Stock held by the Claire Seimetz 2015 Trust; (iii) 250,916 shares of Common Stock held by the Tucker-Seimetz Safety Net Trust; (iv) 100,178 shares of Common Stock held by the Tucker Family CLAT; and (v) 129,897 shares of Common Stock held by the Tucker Legacy Trust II.

3	The percentage is calculated using 60,515,105 shares of Common Stock issued and outstanding as of December 31, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 above.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

/s/ Therese Tucker
Therese Tucker